KH 7/1

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
12 REGISTRATIONS BRANCH

SECUI ... SION

13014221

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67704

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5354 Parkdale Drive, Suite #100
(No. and Street)

St. Louis Park	MN	55416
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Johnson — 952-259-6241
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
(Name -- *if individual, state last, first, middle name*)

7500 Flying Cloud Drive, Suite #800	Eden Prairie	MN	55344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 7/1

OATH OR AFFIRMATION

I, David Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Point Capital, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TODD C. JOHNSON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2017

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- [redacted] (c) Statement of Income (Loss).
- [redacted] (d) Statement of Changes in Financial Condition.
- [redacted] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [redacted] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [redacted] (g) Computation of Net Capital.
- [redacted] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [redacted] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [redacted] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [redacted] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [redacted] (l) An Oath or Affirmation.
- [redacted] (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Cedar Point Capital, LLC

Years Ended December 31, 2012 and 2011
With Report and Supplementary Report of
Independent Auditors (Confidential Pursuant to Rule 17a-5(e)(3))

Cedar Point Capital, LLC

Statements of Financial Condition

December 31, 2012 and 2011

	2012	2011
Assets		
Cash	$ 102,484	$ 143,153
Prepaid expenses	10,341	11,751
Furniture & equipment (net of depreciation of $10,055 and $8,167)	1,589	3,476
Total assets	$ 114,414	$ 158,380
Liabilities		
Payroll liability	$ 22,500	$ 22,000
Accrued expenses	59,226	62,683
Total liabilities	$ 81,726	$ 84,683
Member's equity		
Capital	$ 342,500	$ 342,500
Accumulated deficit	(309,812)	(268,803)
Total member's equity	32,688	73,697
Total liabilities & member's equity	$ 114,414	$ 158,380

The accompanying notes to Financial Statements are an integral part of this statement.